April 30, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino and Jan Woo

Re:	FiEE, Inc.

Draft Registration Statement on Form S-3

Submitted March 13, 2026

CIK No. 0001467761

Dear Mr. Crispino and Ms. Woo:

FiEE, Inc., a Delaware corporation (the “Company”), hereby responds to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 25, 2026 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-3.

Prior to the submission of this letter, the Company filed with the Commission via EDGAR Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K/A”), which includes, among other things, revisions made in response to the comment received from the Staff in the Comment Letter. Concurrently with the submission of this letter, the Company is publicly filing with the Commission via EDGAR the Company’s Registration Statement on Form S-3 (the “Public Filing Form S-3”), which includes revisions made in response to the comment received from the Staff in the Comment Letter as well as certain additional changes to update the disclosure contained therein.

Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Draft Registration Statement on Form S-3

General

1.	We note that beginning in March 2025, the Company has derived all its revenues from Hong Kong. Please revise your filing to provide specific and prominent disclosures about the legal and operational risks associated with having your business in this location, consistent with the guidance in our Sample Letter to Companies Regarding China-Specific Disclosures and our Sample Letter to China-Based Companies, which were posted to our website July 17, 2023, and on December 20, 2021.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 30, 2026

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure beginning on page 1 of the Form 10-K/A and beginning on page 4 of the Public Filing Form S-3 to address the legal and operational risks associated with having the Company’s revenue generating business in Hong Kong. Additionally, the Company has revised the disclosure beginning on page 13 of the Form 10-K/A to include risk factors related to doing business in Hong Kong. Please note that the Form 10-K/A is incorporated by reference into the Public Filing Form S-3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 30, 2026

If you should have any questions concerning the enclosed matters, please feel free to contact our counsel, David A. Bartz of K&L Gates LLP, at david.bartz@klgates.com or by telephone at (615) 780-6743.

Sincerely,

/s/ Li Wai Chung
Li Wai Chung
Chief Executive Officer and President

cc:	David A. Bartz, Esq., K&L Gates LLP